Exhibit 99.2

January 16, 2017

EV Energy Partners, L.P.

1001 Fannin St., Suite 800

Houston, TX 77002

Attention: Mr. Tony Lopez

SUBJECT:	Evaluation of Oil and Gas Reserves

To the Interests of EV Energy Partners, L.P.

In Certain Properties Located in Various States

Pursuant to the Requirements of the

Securities and Exchange Commission

Effective January 1, 2017

Job 16.1813

At the request of EV Energy Partners, L.P. (EVEP), Wright & Company, Inc. (Wright) has performed an evaluation to estimate proved reserves and associated cash flow and economics from certain properties to the subject interests. This evaluation was authorized by Mr. Tony Lopez of EVEP. Projections of the reserves and cash flow to the evaluated interests were based on specified economic parameters, operating conditions, and government regulations considered applicable at the effective date. This reserves evaluation is pursuant to the financial reporting requirements of the United States (U.S.) Securities and Exchange Commission (SEC) as specified in Regulation S-X, Rule 4-10(a) and Regulation S-K, Rule 1202(a)(8). It is the understanding of Wright that the purpose of this evaluation is for inclusion in relevant registration statements or other filings to the SEC for the fiscal year ended December 31, 2016. The effective date of this report is January 1, 2017. The report was completed January 16, 2017. The following is a summary of the results of the evaluation.

EV Energy Partners, L.P. Pursuant to SEC	Proved Developed		Total Proved (PDP & PDNP)
	Producing (PDP)	Nonproducing (PDNP)
Net Reserves to the
Evaluated Interests
Oil, Mbbl:	2,069.008	11.518	2,080.527
Gas, MMcf:	76,126.896	1,470.544	77,597.440
NGL, Mbbl:	724.560	0.000	724.560
Gas Equivalent, MMcfe:	92,888.304	1,539.652	94,427.962
(1 bbl = 6 Mcfe)
Cash Flow (BTAX), M$
Undiscounted:	103,178.144	1,318.569	104,496.712
Discounted at 10%
Per Annum:	53,580.676	133.389	53,714.068
Please note numbers in table may not add due to rounding techniques in the ARIES™ petroleum software program.

Mr. Tony Lopez

EV Energy Partners, L.P.

January 16, 2017

The properties evaluated in this report are located in the states of Michigan, New York, Ohio, and Pennsylvania. It is the understanding of Wright that EVEP may own interests in other properties that are not included in this report. According to EVEP, the total proved reserves included in this evaluation represent approximately 11 percent of the reported total proved reserves of EVEP.

Proved oil and gas reserves are those quantities of oil and gas that can be estimated with reasonable certainty to be economically producible under existing economic conditions, operating methods, and government regulations. As specified by the SEC regulations, when calculating economic producibility, the base product price must be the 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the prior 12-month period. The benchmark base prices used for this evaluation were $42.75 per barrel for West Texas Intermediate oil at Cushing, Oklahoma, and $2.481 per million British thermal units (MMBtu) for natural gas at Henry Hub, Louisiana. These benchmark base prices were adjusted for energy content, quality, and basis differential, as appropriate. The resultant average adjusted product prices are $39.35 per barrel of oil and $2.10 per Mcf of gas. The Natural Gas Liquids (NGL) product price was estimated to be approximately 20 percent of the base oil price, resulting in a weighted average adjusted price of $8.35 per barrel. The base product prices were held constant for the life of the properties.

Oil and other liquid hydrocarbon volumes are expressed in thousands of U.S. barrels (Mbbl), one barrel equaling 42 U.S. gallons. Gas volumes are expressed in millions of standard cubic feet (MMcf) at 60 degrees Fahrenheit and at the legal pressure base that prevails in the state in which the reserves are located. For purposes of this report, quantities of barrels of oil and NGL are converted into equivalent quantities of natural gas at the ratio of 1 bbl = 6 Mcfe. No adjustment of the individual gas volumes to a common pressure base has been made.

Net income to the evaluated interests is the cash flow after consideration of royalty revenue payable to others, standard state and county taxes, state fees, operating expenses, investments, salvage, and abandonment, as applicable. The cash flow is before federal income tax (BTAX) and excludes consideration of any encumbrances against the properties if such exist. The Cash Flow (BTAX) was discounted monthly at an annual rate of 10.0 percent in accordance with the reporting requirements of the SEC.

The estimates of reserves contained in this report were determined by accepted industry methods, and the procedures used in this evaluation are appropriate for the purpose served by the report. Where sufficient production history and other data were available, reserves for producing properties were determined by extrapolation of historical production or sales trends. Analogy to similar producing properties was used for development projects and for those properties that lacked sufficient production history to yield a definitive estimate of reserves. When appropriate, Wright may have also utilized volumetric calculations and log correlations in the determination of estimated ultimate recovery (EUR). These calculations are often based upon limited log and/or core analysis data and incomplete formation fluid and rock data. Since these limited data must frequently be extrapolated over an assumed drainage area, subsequent production performance trends or material balance calculations may cause the need for significant revisions to the estimates of reserves. Wright has used all methods and procedures as it considered necessary under the circumstances to prepare this report.

Mr. Tony Lopez

EV Energy Partners, L.P.

January 16, 2017

Oil, gas, and other liquid hydrocarbon reserves were evaluated for the proved developed producing (PDP) and proved developed nonproducing (PDNP) reserves categories. The summary classification of total proved combines the PDP and PDNP reserves categories. Although EVEP presented proved undeveloped (PUD) locations for evaluation, Wright determined that none of these locations was economically producible under the economic conditions as of the effective date. In preparing this evaluation, no attempt has been made to quantify the element of uncertainty associated with any category. Reserves were assigned to each category as warranted. Wright is not aware of any local, state, or federal regulations that would preclude EVEP from continuing to produce from currently active wells or to fully develop those properties included in this report.

There are significant uncertainties inherent in estimating reserves, future rates of production, and the timing and amount of future costs. The estimation of oil and gas reserves must be recognized as a subjective process that cannot be measured in an exact way, and estimates of others might differ materially from those of Wright. The accuracy of any reserves estimate is a function of the quantity and quality of available data and of subjective interpretations and judgments. It should be emphasized that production data subsequent to the date of these estimates or changes in the analogous properties may warrant revisions of such estimates. Accordingly, reserves estimates are often different from the quantities of oil and gas that are ultimately recovered.

All data utilized in the preparation of this report were provided by EVEP. No inspection of the properties was made as this was not considered to be within the scope of this evaluation. Wright has not independently verified the accuracy and completeness of information and data furnished by EVEP with respect to ownership interests, oil and gas production or sales, historical costs of operation and development, product prices, or agreements relating to current and future operations and sales of production. Wright requested and received detailed information allowing Wright to check and confirm any calculations provided by EVEP with regard to product pricing, appropriate adjustments, lease operating expenses, and capital investments. Furthermore, if in the course of Wright’s examination something came to our attention that brought into question the validity or sufficiency of any information or data, Wright did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or independently verified such information or data. In accordance with the requirements of the SEC, all operating costs were held constant for the life of the properties.

In accordance with the instructions of EVEP, the cost of abandonment and the salvage value of equipment at abandonment have been included on all commercial wells in this evaluation at the end of the economic life. Wright has not performed a detailed study of the abandonment costs nor the salvage values and offers no opinion as to EVEP’s calculations and assumptions.

Wright is not aware of any potential environmental liabilities that may exist concerning the properties evaluated. There are no costs included in this evaluation for potential property restoration, liability, or clean up of damages, if any, that may be necessary due to past or future operating practices.

Wright is an independent petroleum consulting firm founded in 1988 and owns no interests in the oil and gas properties covered by this report. No employee, officer, or director of Wright is an employee, officer, or director of EVEP, nor does Wright or any of its employees have direct financial interest in EVEP. Neither the employment of nor the compensation received by Wright is contingent upon the values assigned or the opinions rendered regarding the properties covered by this report.

This report is prepared for the information of EVEP, its shareholders, and for the information and assistance of its independent public accountants in connection with their review of and report upon the financial statements of EVEP, and for reporting disclosures as required by the SEC. This report is also intended for public disclosure as an exhibit in filings made to the SEC by EVEP.

Mr. Tony Lopez

EV Energy Partners, L.P.

January 16, 2017

Based on data and information provided by EVEP, and the specified economic parameters, operating conditions, and government regulations considered applicable at the effective date, it is Wright’s conclusion that this report provides a fair and accurate representation of the oil and gas reserves to the interests of EVEP in those certain properties included in this report.

The professional qualifications of the petroleum consultants responsible for the evaluation of the reserves and economics information presented in this report meet the standards of Reserves Estimator as defined in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information as promulgated by the Society of Petroleum Engineers.

It has been a pleasure to serve you by preparing this evaluation. All related data will be retained in our files and are available for your review.

Very truly yours,

Wright & Company, Inc.
TX Reg. No. F-12302

By:	/s/ D. Randall Wright
D. Randall Wright
President